EnCana agrees to sell 10% interest in Syncrude
for approximately $1,070 million

Focusing on premium growth, high return assets

CALGARY, Alberta (February 3, 2003) — EnCana Corporation (TSX, NYSE: ECA) has reached an agreement to sell a 10 percent interest in the Syncrude project to Canadian Oil Sands Limited (Canadian Oil Sands) for approximately $1.07 billion. EnCana has also granted Canadian Oil Sands an option to purchase, on similar terms and prior to year-end, EnCana’s remaining 3.75 percent share and an overriding royalty. If exercised, the option would generate additional proceeds of approximately $417 million. Each transaction is subject to normal closing adjustments.

“EnCana is continuing its strategic realignment to focus on premium growth, highest return assets. We are concentrating on operated, high-working-interest conventional oil and gas properties where we believe we can leverage our core competencies, control the pace of development and manage costs,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer. “A minority ownership in Syncrude does not fit these criteria, but is ideal for a royalty trust investment.”

With the sale of the Syncrude interest, EnCana will focus its oilsands strategy on developing its high quality resources, recovered through steam-assisted gravity drainage (SAGD), on 100 percent owned and operated lands at Foster Creek and Christina Lake. The company estimates that there is in excess of 30 billion barrels of heavy oil in place on EnCana lands in northeast Alberta. With the implementation of SAGD, a new generation of oilsands technology, it is anticipated that these lands are capable of the lowest unit production cost in the industry.

The world’s first large-scale commercial SAGD project — at Foster Creek — is producing at design rates of about 20,000 barrels of oil per day. Construction of Foster Creek’s first expansion to 30,000 barrels per day is underway and is expected to come on stream in the first quarter of 2004. EnCana’s second project — a demonstration scale SAGD facility at Christina Lake — is producing about 3,500 barrels per day. Production from these two low-cost oilsands projects alone has the potential to exceed 100,000 barrels of oil per day. EnCana is currently developing plans for staged, orderly expansions in conjunction with downstream marketing arrangements.

Since its creation 10 months ago, EnCana has been redefining its asset portfolio to focus on conventional oil and gas projects that generate expected full cycle after-tax rates of return exceeding 15 percent. Earlier this year, the company completed the sale of its interests in two major oil pipelines — Express and Cold Lake — for approximately $1.6 billion. In 2002, EnCana acquired an estimated 1 trillion cubic feet of established natural gas reserves in the U.S. Rockies for approximately $960 million. And in recent months, new expansions of North America’s largest independent natural gas storage network have commenced in Alberta and California.

“We have an extremely active winter drilling program underway, with about 110 rigs running. We are right on track this year to achieve our previously forecast 2003 gas sales levels of between 3 billion and 3.1 billion cubic feet per day, the largest among North America independents, and conventional oil sales levels of 240,000 to 280,000 barrels per day. This increase represents double digit growth in conventional production. Our company has an unparalleled portfolio of profitable projects which we believe are capable of driving double digit per share production growth for years to come,” Morgan said.

EnCana continues to focus on maximizing shareholder value on a per share basis. This may include the purchase of stock under the company’s normal course issuer bid and opportunistic tuck-in acquisitions that complement existing assets. EnCana will also continue to examine its portfolio for other assets that may not meet its disciplined core asset criteria.

“This Syncrude sale, combined with our recent sale of interests in two pipelines and the impact of current high commodity prices, further enhances one of the strongest balance sheets among upstream independents,” Morgan said.

The sale of EnCana’s interest in Syncrude is subject to regulatory approval and the completion of other closing conditions by the parties. The transaction is expected to close on or about February 28, with an effective date of February 1, 2003. EnCana’s 13.75 percent interest in Syncrude is held by two subsidiaries: AEC Oil Sands, L.P. — 10 percent and AEC Oil Sands Limited Partnership — 3.75 percent.

Credit Suisse First Boston and RBC Capital Markets served as financial advisors to EnCana on the transaction.

EnCana Corporation
EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s focus on its premium growth, highest return assets, EnCana’s performance and returns, targeted growth in conventional production per share, the achievement of forecasted gas and oil sales levels, potential production and unit production cost capability from the Foster Creek and Christina Lake projects, the expected closing date of the sale of EnCana’s Syncrude interest, the use of proceeds of such sale and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com.

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747